Novogen Launches Joint Venture Aimed At Developing Drugs

to Fight Ovarian Cancer

SYDNEY,   Australia   (November   7,   2013) –   Novogen   Limited   (Australian   Stock

Exchange:  NRT  and  NASDAQ:  NVGN),  an  Australian  biotechnology  company  dedicated to  developing  drugs  that  provide  long-term  remission  through  the  successful  control  of cancer  stem  cells,  today  announced  a  joint  venture  with  Yale  University  dedicated  to developing personalized approaches to chemotherapy to fight ovarian cancer.

The  joint  venture,  which  will  be  based  near  Yale’s  campus  in  New  Haven,  CT,  will  be known  as  CanTx,  Inc.  Novogen  will  own  85%  of  the  new  company.  Dr Graham  Kelly  will be  the  CEO  of  the  new  company  and  the  Board  will  comprise  directors  from  both

Novogen and Yale.

CanTx   will   assume   responsibility   for   advancing   Novogen’s   super-benzopyran   drug

technology  into  the  clinic  for  the  treatment  of  ovarian  cancer.  The  first product  planned on  coming  into  the  clinic  in  2014  is  a  product  to  be  administered  intra-peritoneally  to women  with  ovarian  cancer  and  designed  to  seek  out  cancer  cells  and  deliver  a  payload of  a  Novogen  drug  that  has  been  shown  to  be  highly  cytotoxic  against  ovarian  cancer cells including ovarian cancer stem cells.

“There  have  been  no  new  therapies  for  ovarian  cancer  in  the  last  30  years  and  a  fresh approach  is  urgently  needed,”  said  Gil  Mor,  M.D.,  Ph.D.,  Professor  of  Obstetrics  and

Gynecology  and  Reproductive  Science  at  Yale  University  School  of  Medicine.  “Current

chemotherapy  unfortunately  only  does  half  the  job.  It  is  reasonably  effective  at  killing the predominant somatic cancer cells, but by not killing the cancer stem cells, the cancer is highly likely to recur.”

Dr.  Mor,  who  will  co-lead  clinical  development  efforts  for  CanTx,  is  the  first  researcher in  the  world  to  isolate  ovarian  cancer  stem  cells,  the  cells  responsible  for  the  initial growth of ovarian tumors and their recurrence following chemotherapy.

“Around   70%   of   ovarian   patients   who   respond   to   first   round   chemotherapy   will

eventually   experience   tumor   recurrence,”   Dr.   Mor   added.   “Our   research   with   the

Novogen  super-benzopyran  family  of  drugs  shows  a  high  degree  of  activity  against ovarian  cancer  stem  cells  where  no  other  approach  has  worked  in  our  experience  to date.  We  believe  that  by  combining  this  powerful  new  personalized  approach  with  our unique  drug  delivery  model,  we  may  be  able  to  treat  ovarian  cancer  and  prevent  its recurrence.”

Dr. Mor and his team have developed an innovative targeted delivery system that allows the entire dose of the injected drug to reach the intended target in mice.  Typically, when anti-cancer  drugs  are  injected  intravenously,  approximately  3%  of  the  drug  actually reaches the tumor.

“This  joint  venture  with  Yale  brings  a  level  of  expertise,  resources  and  firepower  that  is unique  in  the  field  of  ovarian  cancer,”  said  Graham  Kelly,  PhD,  Chief  Executive  Officer,

Novogen.  “This  program  will  be  the  first  in  the  world  dedicated  to  finding  an  effective treatment for ovarian cancer, with the advantage that promising treatments are  capable of being moved quickly into clinical studies in months instead of years.”

“The  first  product  is  already  undergoing  a  standard  pre-clinical  development  program and our goal is to have this in the clinic in 2014.”

“However  the  longer-term  goal   is   to  go  one  step   further  and  provide  personalized

chemotherapy,  which  means  matching  chemotherapy  to  the  individual.  To  achieve  this lofty goal,  you need  two  fundamentals:  on  the one  hand,  the ability to extract the cancer stem  cells  from  an  individual  cancer  in  order  to  assess  the  sensitivity  of  an  individual tumor  to  drugs;  on  the  other  hand,  to  have  the  drugs  that  can  be  modified  to  work across individual tumor genotypes.”

“Yale  and  Novogen  are  uniquely  positioned  in  having  these  two  fundamentals.  That  is

why   the   two   parties   have   come   together   and   joined   forces   to   combat   this   deadly

disease.   Yale   has  the  expertise  in   cancer  stem  cells   culture;  Novogen   has  the  drug

technology capable of killing these tumor-initiating cells.”

Under   this   joint   venture   arrangement,   Novogen   retains   full   ownership   of   its   drug

technology  intellectual  property  (IP)  and  will  grant  CanTx  access  to  that  IP  for  drug

development   purposes.   Novogen   will   continue   to   explore   applications   of   the   same

technology platform in a range of other clinical indications including glioblastoma, along with  its  anti-tropomyosin  drug  technology  in  the  areas  of  prostate  cancer,  melanoma and neuroblastoma.

About Ovarian Cancer

The American  Cancer Society estimates  that  over 22,000  women  will  be diagnosed  with ovarian  cancer  during  2013  and  14,230  American  women  will  die  from  the  disease.  It ranks  fifth  in  cancer  deaths  among  women,  accounting  for  more  deaths  than  any  other cancer  of  the  female  reproductive  system.  This  cancer  mainly  develops  in  older  women.

About  half  of  the  women  who  are  diagnosed  with  ovarian  cancer  are  63  years  or  older.

It is more common in white women that African-American women.

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade  on  both

the  Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ   (symbol  ‘NVGN’).     The

Company  is  based in Sydney,  Australia  and  is  focused  on  the  development  of  novel  anti-

cancer   drugs   based   on   two   proprietary   drug   technologies   -   the   super-benzopyran

chemical family and anti-tropomyosin drug technology.

About Cancer Stem Cells

Cancer   stem   cells   are   thought   to   be   the   tumor-initiating   cells   in   many   cancers

responsible for both the production of the tumor mass and metastasis. Cancer stem cells have  been  confirmed  in  both  ovarian  cancers  and  glioblastoma.  These  cells  are  highly resistant  to  chemotherapy  and  radiotherapy,  a  property  thought  responsible  for  tumor recurrence following successful initial therapy.

Contact details

Dr Graham Kelly, Chief Executive Officer

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave  Hornsby  NSW  2077  AUSTRALIA

PO Box 2333 Hornsby Westfield   NSW  1635   AUSTRALIA

Email:  graham.kelly@novogen.com

Web:   www.novogen.com

Dr Graham Kelly, Chief Executive Officer

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390